    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 12, 2001
                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                       POST-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM S-1
                                       ON

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                         (FOR THE PURPOSE OF CONVERTING
                    THE REGISTRATION STATEMENT TO FORM S-3)

                           CALIPER TECHNOLOGIES CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                           33-0675808
 (STATE OR OTHER JURISDICTION OF INCORPORATION OR          (I.R.S. EMPLOYER IDENTIFICATION NO.)
                   ORGANIZATION)

                              605 FAIRCHILD DRIVE
                          MOUNTAIN VIEW, CA 94043-2234
                                 (650) 623-0700
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             DANIEL L. KISNER, M.D.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           CALIPER TECHNOLOGIES CORP.
                              605 FAIRCHILD DRIVE
                          MOUNTAIN VIEW, CA 94043-2234
                                 (650) 623-0700
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:
                             ROBERT L. JONES, ESQ.
                              BRETT D. WHITE, ESQ.
                               COOLEY GODWARD LLP
                             FIVE PALO ALTO SQUARE
                              3000 EL CAMINO REAL
                            PALO ALTO, CA 94306-2155
                                 (650) 843-5000

                APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
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--------------------------------------------------------------------------------

                                2,300,000 SHARES

                         CALIPER TECHNOLOGIES CORP LOGO

                                  COMMON STOCK

     The selling stockholders identified in this prospectus are selling 2,300,000 shares of common stock. We are not selling any shares of our common stock under this prospectus and we will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

     Our common stock is listed on The Nasdaq Stock Market's National Market under the symbol "CALP." On January 11, 2001, the last reported sale price for our common stock was $33.63 per share.

     The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell their shares in the section entitled "Plan of Distribution" on page 12.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 4.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           THE DATE OF THIS PROSPECTUS IS                     , 2001.

                               TABLE OF CONTENTS

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                                                              PAGE
                                                              ----
Prospectus Summary..........................................    3
Risk Factors................................................    4
Special Note Regarding Forward-Looking Statements...........   10
Use of Proceeds.............................................   10
Selling Stockholders........................................   11
Plan of Distribution........................................   12
Legal Matters...............................................   12
Experts.....................................................   13
Where Can Find More Information.............................   13
Incorporation by Reference..................................   13

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus. This summary does not contain all the information you should consider before buying shares in the offering. You should read the entire prospectus carefully.

                                    CALIPER

     We are a leader in lab-on-a-chip technologies, which enable experiments that ordinarily require laboratories full of equipment and people to be conducted on a chip small enough to fit in the palm of a child's hand. Each chip contains a network of microscopic channels through which fluids and chemicals are manipulated in order to perform experiments. We believe our LabChip systems have the potential to revolutionize experimentation in a wide range of industries by enabling individuals and organizations to perform laboratory experiments at a speed, cost and scale previously unattainable.

     We believe that we are the first company to sell and deliver lab-on-a-chip products to customers. During 1999, we introduced our first two LabChip systems:

     - Personal Laboratory System. In collaboration with Hewlett-Packard, we launched the Agilent 2100 Bioanalyzer system, our first personal laboratory system for use by individual laboratory researchers. Hewlett-Packard has transferred our collaboration to its subsidiary, Agilent Technologies.

     - High Throughput System. High throughput systems rapidly conduct experiments using different chemicals in each experiment. Under our technology access program, we have sold and delivered initial versions of our high throughput systems for drug screening to Amgen, Hoffmann-La Roche, Eli Lilly and Millennium Pharmaceuticals.

     We develop, manufacture and sell our proprietary LabChip systems to pharmaceutical and other companies. The pharmaceutical, agriculture, clinical diagnostics and chemical industries rely on laboratory experimentation to obtain important information that can be used to discover and develop new products. These companies, however, still rely on manual, multi-step experiments that use tools such as test tubes, beakers and large pieces of equipment that utilize decades-old technology. These tools and processes are expensive and labor-intensive, rendering them inadequate to handle these companies' accelerating needs for greater research and development productivity.

     LabChip, Caliper and the LabChip logo are registered trademarks of Caliper. We have applied for registration of the following trademarks: the Caliper logo and LibraryCard. This prospectus also includes trademarks of companies other than Caliper.

     Caliper was incorporated in Delaware on July 26, 1995. Our principal offices and manufacturing facilities are located at 605 Fairchild Drive, Mountain View, California 94043-2234, and our telephone number is (650) 623-0700. Our website is located at http://www.calipertech.com. Information contained on our website or links contained on our website is not a part of this prospectus.

ASSUMPTIONS USED IN THIS PROSPECTUS

     We entered into a collaboration agreement with Hewlett-Packard in May 1998 under which Hewlett-Packard agreed to manufacture, market and distribute some of our products, as we further describe in this prospectus. In November 1999, Hewlett-Packard transferred our collaboration to its subsidiary, Agilent Technologies. Where we refer to Agilent in this prospectus, we are referring to Hewlett-Packard prior to the transfer of this collaboration and Agilent following the transfer of this collaboration.

                                  RISK FACTORS

     You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. If any of the following risks actually occurs, we may not be able to conduct our business as currently planned and our financial condition and operating results could be seriously harmed. In addition, the trading price of our common stock could decline due to the occurrence of any of these risks, and you may lose all or part of your investment. See "Special Note Regarding Forward-Looking Statements."

RISKS RELATED TO OUR BUSINESS

OUR LABCHIP SYSTEMS MAY NOT ACHIEVE MARKET ACCEPTANCE, WHICH COULD CAUSE OUR REVENUE TO DECLINE.

     Our technologies are still in the early stages of development, and our LabChip systems incorporating these technologies have only recently been made commercially available. If our LabChip systems do not gain market acceptance, we will be unable to generate sales and our revenue will decline. The commercial success of our LabChip systems will depend upon market acceptance of the merits of our LabChip systems by pharmaceutical and biotechnology companies, academic research centers and other companies that rely upon laboratory experimentation. We have not yet demonstrated these benefits. Market acceptance will depend on many factors, including:

     - our ability to demonstrate the advantages and potential economic value of our LabChip systems over alternative well-established technologies and products

     - the extent of Agilent's efforts to market the Agilent 2100 Bioanalyzer

     - our ability to market our high throughput systems through our technology access program

     Because the products comprising our LabChip systems have been in operation for a limited period of time, their accuracy, reliability, ease of use and commercial value have not been fully established. If the initial Agilent 2100 Bioanalyzer customers or our initial technology access program customers do not approve of our initial LabChip systems because these systems fail to generate the quantities and quality of data they expect, are too difficult or costly to use, or are otherwise deficient, market acceptance of these LabChip systems would suffer and further sales may be limited. We cannot assure you that these customers' efforts to put our LabChip systems into use will continue or will be expeditious or effective. Potential customers for our high throughput systems may also wait for indications from our four initial technology access program customers that our high throughput systems work effectively and generate substantial benefits. Further, non-acceptance by the market of our initial LabChip systems could undermine not only those systems but subsequent LabChip systems as well.

WE EXPECT TO INCUR FUTURE OPERATING LOSSES AND MAY NOT ACHIEVE PROFITABILITY.

     We have experienced significant operating losses each year since our inception and expect to incur substantial additional operating losses for at least the next two years, primarily as a result of expected increases in expenses for manufacturing capabilities, research and product development costs and general and administrative costs. We may not achieve profitability. For example, we experienced net losses of approximately $6.3 million in 1997, $3.0 million in 1998, $14.4 million in 1999 and $7.5 million for the nine months ended September 30, 2000. As of September 30, 2000, we had an accumulated deficit of approximately $42.6 million. Our losses have resulted principally from costs incurred in research and development and from general and administrative costs associated with our operations. These costs have exceeded our revenue and interest income which, to date, have been generated principally from collaborative research and development agreements, technology access fees, cash and investment balances and, to a lesser extent, product sales and government grants.

OUR OPERATING RESULTS FLUCTUATE SIGNIFICANTLY AND ANY FAILURE TO MEET FINANCIAL EXPECTATIONS MAY DISAPPOINT SECURITIES ANALYSTS OR INVESTORS AND RESULT IN A DECLINE IN OUR STOCK PRICE.

     Our quarterly operating results have fluctuated significantly in the past and we expect they will fluctuate in the future as a result of many factors, some of which are outside of our control. For example, our revenues have varied dramatically as a result of new customers joining our technology access program and product shipments. It is possible that in some future quarter or quarters, our operating results will be below the expectations of securities analysts or investors. In this event, the market price of our common stock may fall abruptly and significantly. Because our revenue and operating results are difficult to predict, we believe that period-to-period comparisons of our results of operations are not a good indication of our future performance.

     If revenue declines in a quarter, whether due to a delay in recognizing expected revenue or otherwise, our earnings will decline because many of our expenses are relatively fixed. In particular, research and development and general and administrative expenses and amortization of deferred stock compensation are not affected directly by variations in revenue.

IF AGILENT DETERMINES THAT WE MAY BE VIOLATING A THIRD-PARTY PATENT, IT MAY TERMINATE SALES OF THE AGILENT 2100 BIOANALYZER, WHICH WILL DECREASE OUR REVENUE.

     Under our collaboration agreement with Agilent, Agilent may elect at any time to stop developing, manufacturing or distributing any product that it reasonably determines, on the advice of counsel, poses a substantial risk of infringing a third-party patent. For example, if a third-party claims that we are violating their patent, then Agilent may terminate marketing and selling of the Agilent 2100 Bioanalyzer system, which Agilent began marketing in September 1999, which will decrease our future revenue.

OUR PRODUCTS COULD INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, WHICH MAY CAUSE US TO ENGAGE IN COSTLY LITIGATION AND, IF WE ARE NOT SUCCESSFUL, COULD ALSO CAUSE US TO PAY SUBSTANTIAL DAMAGES AND PROHIBIT US FROM SELLING OUR PRODUCTS.

     Third parties may assert infringement or other intellectual property claims against us, such as the Aclara litigation that was recently settled. We may have to pay substantial damages, including treble damages, for past infringement if it is ultimately determined that our products infringe a third party's proprietary rights. Further, we may be prohibited from selling our products before we obtain a license, which, if available at all, may require us to pay substantial royalties. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management attention from other business concerns. We are aware of third-party patents that may relate to our technology or potential products. We have also been notified that third parties have attempted to provoke an interference with one issued U.S. patent that we have exclusively licensed to determine the priority of inventions. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our stock price to decline. We recently settled intellectual property litigation with Aclara concerning one family of Aclara patents. However, Aclara could assert other patent infringement claims against us in the future in alternative dispute resolution proceedings established under our settlement agreement.

WE MAY NEED TO INITIATE LAWSUITS TO PROTECT OR ENFORCE OUR PATENTS, WHICH WOULD BE EXPENSIVE AND, IF WE LOSE, MAY CAUSE US TO LOSE SOME OF OUR INTELLECTUAL PROPERTY RIGHTS, WHICH WOULD REDUCE OUR ABILITY TO COMPETE IN THE MARKET.

     We rely on patents to protect a large part of our intellectual property and our competitive position. In order to protect or enforce our patent rights, we may initiate patent litigation against third parties, such as the patent infringement suit against Aclara that was recently settled. These lawsuits could be expensive, take significant time, and could divert management's attention from other business concerns. They would put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. We may also provoke these third parties to assert claims against us. Patent law relating to the scope of claims in the technology fields in which we operate is still evolving and, consequently, patent positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these suits or that the damages or other remedies awarded, if any, will be commercially valuable. During the course of these suits, there may be public announcements of the results of hearings, motions and other interim proceedings or developments in the litigation. If securities analysts or investors perceive any of these results to be negative, it could cause our stock to decline.

THE RIGHTS WE RELY UPON TO PROTECT OUR INTELLECTUAL PROPERTY UNDERLYING OUR PRODUCTS MAY NOT BE ADEQUATE, WHICH COULD ENABLE THIRD PARTIES TO USE OUR TECHNOLOGY AND WOULD REDUCE OUR ABILITY TO COMPETE IN THE MARKET.

     In addition to patents, we rely on a combination of trade secrets, copyright and trademark laws, nondisclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. Nevertheless, these measures may not be adequate to safeguard the technology underlying our products. If they do not protect our rights, third parties could use our technology, and our ability to compete in the market would be reduced. In addition, employees, consultants and others who participate in the development of our products may breach their agreements with us regarding our intellectual property, and we may not have adequate remedies for the breach. We also may not be able to effectively protect our intellectual property rights in some foreign countries. For a variety of reasons, we may decide not to file for patent, copyright or trademark protection outside of the United States. We also realize that our trade secrets may become known through other means not currently foreseen by us. Notwithstanding our efforts to protect our intellectual property, our competitors may independently develop similar or alternative technologies or products that are equal or superior to our technology and products without infringing on any of our intellectual property rights or design around our proprietary technologies.

IF WE DO NOT SUCCESSFULLY INTRODUCE NEW PRODUCTS AND EXPAND THE RANGE OF APPLICATIONS FOR OUR LABCHIP SYSTEMS, WE MAY EXPERIENCE A DECLINE IN REVENUE OR SLOW REVENUE GROWTH AND MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY.

     We intend to develop LabChip systems with increasingly high throughput capabilities and develop a broad range of applications for our LabChip technology. If we are unable to do so, our LabChip systems may not become widely used and we may experience a decline in revenue or slow revenue growth and may not achieve or maintain profitability.

     In order for our high throughput systems to achieve the levels of throughput necessary to meet customers' demands, we need to develop and manufacture Sipper chips with more than four capillaries. Our current high throughput systems operate with Sipper chips with one and four capillaries, small glass tubes used to draw compounds into the chip. In order to achieve the levels of throughput that our customers desire, we may need to develop a LabChip system accommodating more than four capillaries, which we may not be able to do. If we cannot cost-effectively deliver chips with more than four capillaries, we may not be able to attract new customers to purchase our high throughput systems, which would seriously harm our future prospects. Further, our existing technology access program customers may decide not to renew their annual access subscriptions, which would seriously reduce our revenue.

     We must develop new applications for existing LabChip instruments, which we may not be able to do. The Agilent 2100 Bioanalyzer uses LabChip kits that we specifically design for each application. We currently have LabChip kits commercially available for only five applications relating to DNA, RNA and protein sizing and quantification. DNA and RNA are commonly used acronyms for chemicals that contain, or transmit, genetic information in living things. We currently are developing LabChip kits for other applications. If we are unable to develop LabChip kits for specific applications required by potential customers, those customers may not purchase the Agilent 2100 Bioanalyzer.

     We must also continue to develop applications for our high throughput systems. If we are not able to complete the development of these applications, or if we experience difficulties or delays, we may lose our current technology access program customers and may not be able to obtain new customers.

WE RELY HEAVILY ON AGILENT TO MANUFACTURE, MARKET AND DISTRIBUTE THE AGILENT 2100 BIOANALYZER. IF AGILENT FAILS TO PERFORM UNDER OUR AGREEMENT OR SUCCESSFULLY COMMERCIALIZE OUR COLLABORATIVE PRODUCTS, OUR REVENUE FROM THE AGILENT 2100 BIOANALYZER MAY NOT BE MATERIAL AND WE MAY LOSE THE DEVELOPMENT FUNDING WE CURRENTLY RECEIVE FROM AGILENT.

     Agilent manufactures, markets and distributes the Agilent 2100 Bioanalyzer under an agreement we entered into in May 1998. We also rely on Agilent for significant financial and technical contributions in the development of products covered by the agreement. Our ability to develop, manufacture and market these products successfully depends significantly on Agilent's performance under this agreement. Sales of new and innovative instrumentation such as the Agilent 2100 Bioanalyzer involve a long sales cycle, requiring customer training and demonstration periods. As a result, to date Agilent has sold a modest number of Agilent 2100 Bioanalyzers, but it is too early for us to predict peak market acceptance of this technology. If Agilent experiences manufacturing or distribution difficulties, does not actively market the Agilent 2100 Bioanalyzer, or does not otherwise perform under this agreement, our revenue from the Agilent 2100 Bioanalyzer may not be material. In addition, Agilent may terminate the agreement at their discretion at any time after May 2001. If Agilent terminates this agreement, we would need to obtain development funding from other sources, and we may be required to find one or more other collaborators for the development and commercialization of our products. Our inability to enter into agreements with commercialization partners or develop our own marketing, sales, and distribution capabilities would increase costs and impede the commercialization of our products.

AGILENT MAY COMPETE WITH US IF OUR COLLABORATION TERMINATES AFTER MAY 2003, WHICH COULD REDUCE THE POTENTIAL REVENUE FROM OUR INDEPENDENT PRODUCT SALES.

     Under the terms of our agreement with Agilent, if they, or we, terminate our agreement after May 2003, we will grant to Agilent a non-exclusive license to our LabChip technologies as then developed for use in the research products field. Consequently, there is the possibility that we may experience competition from Agilent after May 2003, which would reduce our ability to sell products independently or through other commercial partners.

WE HAVE LIMITED EXPERIENCE IN MANUFACTURING OUR PRODUCTS AND MAY ENCOUNTER MANUFACTURING PROBLEMS OR DELAYS, WHICH COULD RESULT IN LOST REVENUE.

     Although Agilent manufactures the Agilent 2100 Bioanalyzer, we manufacture the chips used in this instrument and also currently manufacture instruments and Sipper chips for our high throughput systems. We currently have limited manufacturing capacity for our LabChip system products and experience variability in manufacturing yields for chips. If we fail to deliver chips and high throughput screening products in a timely manner, our relationships with our customers could be seriously harmed, and revenue would decline. We currently have one manufacturing location in Mountain View, California. The actual number of chips we are able to sell or use depends in part upon the manufacturing yields for these chips. We have only recently begun to manufacture significant numbers of Sipper chips and are continuing to develop our manufacturing procedures for these chips. In order to offer Sipper chips with more than four capillaries for high throughput applications, we will need to continue to achieve consistently high yields in this process. We cannot assure you that manufacturing or quality problems will not arise as we attempt to scale-up our production of chips or that we can scale-up manufacturing in a timely manner or at commercially reasonable costs. If we are unable to consistently manufacture Sipper chips or chips for the Agilent 2100 Bioanalyzer on a timely basis because of these or other factors, our product sales will decline. We are currently manufacturing high throughput instruments in-house and in limited volumes. If demand for our high throughput instruments increases, we will either need to expand our in-house manufacturing capabilities or outsource to Agilent or other manufacturers.

IF A NATURAL DISASTER STRIKES OUR MANUFACTURING FACILITY WE WOULD BE UNABLE TO MANUFACTURE OUR PRODUCTS FOR A SUBSTANTIAL AMOUNT OF TIME AND WE WOULD EXPERIENCE LOST REVENUE.

     We rely on a single manufacturing location to produce our chips and high throughput systems, and have no alternative facilities. The facility and some pieces of manufacturing equipment are difficult to replace and could require substantial replacement lead-time. Our manufacturing facility may be affected by natural disasters such as earthquakes and floods. Earthquakes are of particular significance since the manufacturing facility is located in Mountain View, California, an earthquake-prone area. In the event our existing manufacturing facility or equipment is affected by man-made or natural disasters, we would be unable to manufacture products for sale, meet customer demands or sales projections. If our manufacturing operations were curtailed or ceased, it would seriously harm our business.

BECAUSE A SMALL NUMBER OF CUSTOMERS AND AGILENT HAVE ACCOUNTED FOR, AND ARE LIKELY TO CONTINUE TO ACCOUNT FOR, A SUBSTANTIAL PORTION OF OUR REVENUE, OUR REVENUE COULD DECLINE DUE TO THE LOSS OF ONE OF THESE CUSTOMERS OR THE TERMINATION OF OUR AGREEMENT WITH AGILENT.

     Historically we have had very few customers and one commercial partner, Agilent, from which we have derived the majority of our revenue and, if we were to lose any one of these, our revenue would decrease substantially. Agilent and three customers accounted for 96% of total revenue for the three months ended September 30, 2000. Agilent and four customers accounted for 95% of total revenue for the nine months ended September 30, 2000. Agilent and four customers accounted for 88% of total revenue in 1999, and Agilent and two customers accounted for 97% of total revenue in 1998. We and Agilent introduced the Agilent 2100 Bioanalyzer system in September 1999 and have not yet derived significant revenue from the sale of this product on a commercial scale. Although we anticipate that the introduction of the Agilent 2100 Bioanalyzer system will expand our revenue base, we expect that we will continue to rely on our large customers and on Agilent for the majority of our revenue.

FAILURE TO RAISE ADDITIONAL CAPITAL OR GENERATE THE SIGNIFICANT CAPITAL NECESSARY TO EXPAND OUR OPERATIONS AND INVEST IN NEW PRODUCTS COULD REDUCE OUR ABILITY TO COMPETE AND RESULT IN LOWER REVENUE.

     We anticipate that our existing capital resources will enable us to maintain currently planned operations at least into the year 2002. However, we premise this expectation on our current operating plan, which may change as a result of many factors. Consequently, we may need additional funding sooner than anticipated. Our inability to raise capital would seriously harm our business and product development efforts. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in dilution to our stockholders.

     We currently have no credit facility or committed sources of capital other than an equipment lease line with $4.5 million unused and available as of September 30, 2000. To the extent operating and capital resources are insufficient to meet future requirements, we will have to raise additional funds to continue the development and commercialization of our technologies. These funds may not be available on favorable terms, or at all. If adequate funds are not available on attractive terms, we may be required to curtail operations significantly or to obtain funds by entering into financing, supply or collaboration agreements on unattractive terms.

WE DEPEND ON OUR KEY PERSONNEL, THE LOSS OF WHOM WOULD IMPAIR OUR ABILITY TO COMPETE.

     We are highly dependent on the principal members of our management and scientific staff. The loss of services of any of these persons could seriously harm our product development and commercialization efforts. In addition, research, product development and commercialization will require additional skilled personnel in areas such as chemistry and biology, software engineering and electronic engineering. Our business is located in Silicon Valley, California, where demand for personnel with these skills is extremely high and is likely to remain high. As a result, competition for and retention of personnel, particularly for employees with technical expertise, is intense and the turnover rate for these people is high. If we are unable to hire, train and retain a sufficient number of qualified employees, our ability to conduct and expand our business could be seriously reduced. The inability to retain and hire qualified personnel could also hinder the planned expansion of our business.

POTENTIAL ACQUISITIONS MAY HAVE UNEXPECTED CONSEQUENCES OR IMPOSE ADDITIONAL COSTS ON US.

     Our business is dependent upon growth in the market for microfluidic products and our ability to enhance our existing products and introduce new products on a timely basis. One of the ways we may address the need to develop new products is through acquisitions of complementary businesses and technologies. From time to time, we may consider and evaluate potential acquisitions or business combinations, which may include a possible merger or consolidation of our business with another entity. We may engage in discussions relating to these types of transactions in the future. Acquisitions involve numerous risks, including the following:

     - difficulties in integration of the operations, technologies, and products of the acquired companies

     - the risk of diverting management's attention from normal daily operations of the business

     - accounting consequences, including charges for in-process research and development expenses, resulting in variability in our quarterly earnings

     - potential difficulties in completing projects associated with purchased in-process research and development

     - risks of entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions

     - the potential loss of key employees of the acquired company

     - the assumption of unforeseen liabilities of the acquired company

     We cannot assure you that future acquisitions or business combinations in which we are involved, if any, will be successful and will not adversely affect our financial condition or results of operations. Failure to manage growth effectively and successfully integrate acquisitions we make could harm our business and operating results.

RISKS RELATED TO OWNING OUR COMMON STOCK

OUR STOCK PRICE IS EXTREMELY VOLATILE, AND YOU COULD LOSE A SUBSTANTIAL PORTION OF YOUR INVESTMENT.

     Our stock has been trading on the Nasdaq National Market only since mid-December 1999. We initially offered our common stock to the public at $16.00 per share. Since then our stock price has been extremely volatile and has ranged, through January 11, 2001, from a high of approximately $202.00 per share to a low of $22.50 per share. Our stock price may drop substantially following an investment in our common stock. We expect that our stock price will remain volatile as a result of a number of factors, including:

     - announcements by analysts regarding their assessment of Caliper and its prospects

     - announcements of our financial results, particularly if they differ from investors' expectations

     - general market volatility for technology stocks

CONCENTRATION OF OWNERSHIP AMONG OUR EXISTING EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS MAY PREVENT NEW INVESTORS FROM INFLUENCING SIGNIFICANT CORPORATE DECISIONS.

     As of September 30, 2000, our directors, entities affiliated with our directors, our executive officers and principal stockholders beneficially own, in the aggregate approximately 29.0% of our outstanding common stock. These stockholders as a group are able to substantially influence the management and affairs of Caliper and, if acting together, would be able to influence most matters requiring the approval by our stockholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets and any other significant corporate transaction. The concentration of ownership may also delay or prevent a change of control of Caliper at a premium price if these stockholders oppose it.

PROVISIONS OF OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY INHIBIT A TAKEOVER, WHICH COULD LIMIT THE PRICE INVESTORS MIGHT BE WILLING TO PAY IN THE FUTURE FOR OUR COMMON STOCK.

     Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing an acquisition, merger in which we are not the surviving company or changes in our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of the outstanding voting stock, from consummating a merger or combination including us. These provisions could limit the price that investors might be willing to pay in the future for our common stock.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. We have attempted to identify forward-looking statements by terminology including "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should" or "will" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are not under any duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results, unless required by law.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of common stock by the selling stockholders.

                              SELLING STOCKHOLDERS

     The following table presents information regarding the beneficial ownership of our common stock as of August 31, 2000 by each selling stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes sole or shared voting or investment power with respect to shares shown as beneficially owned. Percentage of ownership is based on 23,537,704 shares of common stock outstanding on August 31, 2000.

                                                                                                      SHARES BENEFICIALLY
                                                           SHARES BENEFICIALLY                               OWNED
                                                                  OWNED                                SUBSEQUENT TO THE
                                                          PRIOR TO THE OFFERING     SHARES OFFERED          OFFERING
                                                          ----------------------       BY THIS        --------------------
              NAME OF SELLING STOCKHOLDER                   SHARES      PERCENT       PROSPECTUS       SHARES      PERCENT
              ---------------------------                 ----------    --------    --------------    ---------    -------
Caduceus Capital Trust..................................    135,000          *           35,000         100,000        *
Caduceus Capital II, L.P................................     93,500          *           48,500          45,000        *
PW Eucalyptus Fund, LLC.................................    225,000          *           75,000         150,000        *
PW Eucalyptus Fund, Ltd.................................     12,500          *            5,000           7,500        *
Finsbury Worldwide Pharmaceutical Trust.................    100,000          *           36,500          63,500        *
Eaton Vance Worldwide Health Sciences Portfolio.........    500,000        2.1%         200,000         300,000      1.3%
DWS Investment..........................................    350,000        1.5          250,000         100,000        *
Alliance Select Investors Series -- Biotechnology
  Portfolio.............................................    200,000          *          200,000              --        *
Berger Small Company Growth Fund........................    150,000          *          150,000              --        *
Berger IPT -- Small Company Growth Fund.................        500          *              500              --        *
Berger New Generation Fund..............................    154,400          *           37,250         117,150        *
Berger IPT -- New Generation Fund.......................        660          *              250             410        *
Berger Mid Cap Growth Fund..............................     12,000          *           12,000              --        *
SMALLCAP World Fund, Inc................................    460,000        2.0          200,000         260,000      1.1
The Kaufmann Fund.......................................    200,000          *          200,000              --        *
Lone Balsam, L.P........................................     15,800          *           15,800              --        *
Lone Sequoia, L.P. .....................................     13,200          *           13,200              --        *
Lone Spruce, L.P........................................      7,200          *            7,200              --        *
Lone Cypress, Ltd. .....................................    163,800          *          163,800              --        *
Baystar International, LTD. ............................     37,500          *           37,500              --        *
Baystar Capital, L.P....................................     87,500          *           87,500              --        *
UBS O'Connor LLC f/b/o UBS Global Equity Arbitrage
  Master Limited........................................    180,000          *          100,000          80,000        *
Galleon Healthcare Offshore, Ltd........................     42,500          *           42,500              --        *
Galleon Healthcare Partners, L.P........................     42,500          *           42,500              --        *
Phoenix -- Engemann Small & Mid-Cap Growth Fund.........     85,780          *           45,780          40,000        *
Phoenix -- Engemann Small Cap Fund......................     70,000          *           39,000          31,000        *
The Phoenix Edge Series Fund:
  Phoenix -- Engemann Small & Mid-Cap Growth Series.....        220          *              220              --        *
S.A.C. Capital Associates, LLC..........................     45,000          *           45,000              --        *
S.A.C. Healthco Fund, LLC...............................     30,000          *           30,000              --        *
Clariden Bank as Custodian for the Clariden
  Biotechnology Equity Fund.............................     40,000          *           40,000              --        *
3i Bioscience Investment Trust PLC......................     30,000          *           30,000              --        *
United Capital Management, Inc..........................     30,000          *           30,000              --        *
Investment 10 LLC.......................................      1,600          *            1,600              --        *
Biotechnology Value Fund II, L.P........................      8,000          *            8,000              --        *
Biotechnology Value Fund, L.P. .........................     10,400          *           10,400              --        *
KBC Bank................................................     20,665          *           20,000             665        *
Narragansett I, LP......................................      8,600          *            8,600              --        *
Narragansett Offshore Ltd...............................     11,400          *           11,400              --        *
The Aries Master Fund II................................     44,362          *           11,673          32,689        *
Aries Domestic Fund, L.P................................     23,762          *            6,347          17,415        *
Aries Domestic Fund II, L.P. ...........................      6,876          *            1,980           4,896        *
                                                          ---------       ----        ---------       ---------      ---
        Total...........................................  3,650,225       15.5%       2,300,000       1,350,225      5.7%
                                                          =========       ====        =========       =========      ===

-------------------------
* Represents less than one percent.

                              PLAN OF DISTRIBUTION

     The shares of common stock offered by the selling stockholders may be sold from time to time to purchasers directly by any of the selling stockholders acting as principal for its own account in one or more transactions at a fixed price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Alternatively, any of the selling stockholders may from time to time offer the common stock through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling stockholders and/or the purchasers of shares for whom they may act as agent. Sales may be made on the Nasdaq National Market or in private transactions. In addition to sales of common stock pursuant to the registration statement of which this prospectus is a part, the selling stockholders may sell such common stock in compliance with Rule 144 promulgated under the Securities Act of 1933.

     We are registering the shares of common stock on behalf of the selling stockholders. From time to time one or more of the selling stockholders may transfer, pledge, donate or assign such selling stockholders' shares of common stock to lenders or others and each of such persons will be deemed to be a "selling stockholder" for purposes of this prospectus. Some of the selling stockholders may distribute their shares, from time to time, to their limited and/or general partners or members, who may sell shares pursuant to this prospectus. Each selling stockholder may also transfer shares owned by him by gift, and upon any such transfer the donee would have the same right of sale as the selling stockholder. The number of selling stockholders' shares of common stock beneficially owned by those selling stockholders who so transfer, pledge, donate or assign shares of common stock will decrease as and when they take such actions. The plan of distribution for selling stockholders' shares of common stock sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling stockholders under this prospectus.

     To comply with the securities laws of certain jurisdictions, the common stock must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the shares of common stock may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with.

     The selling stockholders and any agents, broker-dealers or underwriters that participate in the distribution of the common stock offered hereby may be deemed to be underwriters within the meaning of the Securities Act of 1933, and any discounts, commissions or concessions received by them and any profit on the resale of the common stock purchased by them might be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

     Under the Securities Exchange Act of 1934, any person engaged in a distribution of the common stock may not simultaneously engage in market-making activities with respect to the common stock for five business days prior to the start of the distribution. In addition, each selling stockholder and any other person participating in a distribution will be subject to the Securities Exchange Act of 1934 which may limit the timing of purchases and sales of common stock by the selling stockholders or any such other person. These factors may affect the marketability of the common stock and the ability of brokers or dealers to engage in market-making activities.

     We will pay substantially all of the expenses incident to the offering and sale of the common stock to the public, other than commissions, concessions and discounts of underwriters, dealers or agents. Such expenses, excluding such commissions and discounts, are estimated to be $200,000. The stock purchase agreement that the selling stockholders have entered into with us provide for cross-indemnification of the selling stockholders the extent permitted by law, for losses, claims, damages, liabilities and expenses arising, under certain circumstances, out of any registration of the common stock.

                                 LEGAL MATTERS

     The validity of the common stock offered by this prospectus has been passed upon by Cooley Godward LLP, Palo Alto, California. As of the date of this prospectus, partners and associates of Cooley

Godward LLP own an aggregate of approximately 92 shares of common stock through an investment partnership and attorneys own approximately 1,000 shares of common stock directly.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1999 as set forth in their report which is incorporated by reference in this prospectus and elsewhere in the registration statement.

     Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms in Washington, DC, New York, NY and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's web site at "http://www.sec.gov." In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 "K" Street, Washington, DC 20006.

                           INCORPORATION BY REFERENCE

     The SEC permits us to "incorporate by reference" certain of our publicly-filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. Information that we file with the SEC after the effective date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, or until we terminate the effectiveness of this registration statement.

     The following documents filed with the SEC are incorporated by reference in this prospectus:

          1. Our Annual Report on Form 10-K for the year ended December 31, 1999, filed on March 24, 2000.

          2. Our Notice of Annual Meeting and Definitive Proxy Statement for the 2000 Annual Meeting of Stockholders, filed on April 26, 2000.

          3. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, filed on May 15, 2000.

          4. Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, filed on August 11, 2000.

          5. Our Current Report on Form 8-K, filed on August 31, 2000.

          6. Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, filed on November 14, 2000.

          7. Our Current Report on Form 8-K, filed on January 10, 2001.

          8. The description of our common stock contained in our Registration Statement on Form 8-A (No. 000-28229), filed on November 22, 1999, including any amendments or reports filed for the purpose of updating such description.

     We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference. You should direct any requests for documents to:

                           CALIPER TECHNOLOGIES CORP.
                              605 Fairchild Drive
                          Mountain View, CA 94043-2234
                             Phone: (650) 623-0700
                            Attn: Investor Relations

This prospectus is part of a Registration Statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus and the Registration Statement.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by Caliper in connection with the registration of the common stock. All the amounts shown are estimates except for the registration fee.

Registration fee............................................  $ 35,142
Printing and engraving expenses.............................    25,000
Legal fees and expenses.....................................    50,000
Accounting fees and expenses................................    50,000
Miscellaneous...............................................    39,858
                                                              --------
Total.......................................................  $200,000
                                                              ========

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     As permitted by Delaware law, our amended and restated certificate of incorporation provides that no director of ours will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

     - for any breach of duty of loyalty to us or to our stockholders;

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - under Section 174 of the Delaware General Corporation Law; or

     - for any transaction from which the director derived an improper personal benefit.

     Our amended and restated certificate of incorporation further provides that we must indemnify our directors and executive officers and may indemnify its other officers and employees and agents to the fullest extent permitted by Delaware law. We believe that indemnification under our amended and restated certificate of incorporation covers negligence and gross negligence on the part of indemnified parties.

     We have entered into indemnification agreements with each of our directors and officers. These agreements, among other things, require us to indemnify each director and officer for some expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any of these persons in any action or proceeding, including any action by or in the right of Caliper, arising out of person's services as our director or officer, any subsidiary of ours or any other company or enterprise to which the person provides services at our request.

ITEM 16. EXHIBITS.

EXHIBIT
NUMBER                       DESCRIPTION OF DOCUMENT
-------                      -----------------------
  3.1(1)   Certificate of Incorporation of Caliper, filed December 20,
           1999.
  3.2(2)   Bylaws of Caliper.
  4.1(3)   Reference is made to Exhibits 3.1 and 3.2.
  4.2(3)   Specimen Stock Certificate.
  4.3(4)   Form of Purchase Agreement, dated August 30, 2000, among
           Caliper and certain stockholders of Caliper.
  5.1(4)   Opinion of Cooley Godward LLP.
 23.1      Consent of Ernst & Young LLP, independent auditors.
 23.2(4)   Consent of Cooley Godward LLP. Reference is made to Exhibit
           5.1.
 24.1      Power of Attorney. Reference is made to page II-5 of the
           original filing of this Registration Statement.

-------------------------
(1) Previously filed as Exhibit 3.3 to Registration Statement No. 333-88827 and incorporated by reference herein.

(2) Previously filed as Exhibit 3.4 to Registration Statement No. 333-88827 and incorporated by reference herein.

(3) Filed as the like-numbered exhibit to Registration Statement No. 333-88827 and incorporated by reference herein.

(4) Previously filed as an exhibit to this Registration Statement.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to the initial bona fide offering thereof.

          (5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 15 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether the indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of this issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Mountain View, State of California, on the 12th day of January 2001.

                                          CALIPER TECHNOLOGIES CORP.

                                          By:  /s/ DANIEL L. KISNER, M.D.
                                            ------------------------------------
                                                   Daniel L. Kisner, M.D.
                                               President and Chief Executive
                                                           Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                    SIGNATURES                                    TITLE                      DATE
                    ----------                                    -----                      ----
/s/ DANIEL L. KISNER, M.D.                              President, Chief Executive     January 12, 2001
---------------------------------------------------  Officer and Director (principal
Daniel L. Kisner, M.D.                                      executive officer)

/s/ JAMES L. KNIGHTON                                    Chief Financial Officer       January 12, 2001
---------------------------------------------------   (principal financial officer)
James L. Knighton

/s/ *                                                      Corporate Controller        January 12, 2001
---------------------------------------------------   (principal accounting officer)
Anthony T. Hendrickson

/s/ *                                                    Chairman of the Board of      January 12, 2001
---------------------------------------------------             Directors
David V. Milligan, Ph.D.

/s/ *                                                            Director              January 12, 2001
---------------------------------------------------
Anthony B. Evnin, Ph.D.

/s/ *                                                            Director              January 12, 2001
---------------------------------------------------
Charles M. Hartman

/s/ *                                                            Director              January 12, 2001
---------------------------------------------------
Regis P. McKenna

/s/ *                                                            Director              January 12, 2001
---------------------------------------------------
Robert T. Nelson

/s/ *                                                            Director              January 12, 2001
---------------------------------------------------
Michael Steinmetz, Ph.D.

*By: /s/ JAMES L. KNIGHTON                                                             January 12, 2001
--------------------------------------------------
     James L. Knighton
     Attorney-in-Fact

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
 3.1(1)   Certificate of Incorporation of Caliper, filed December 20,
          1999.
 3.2(2)   Bylaws of Caliper.
 4.1(3)   Reference is made to Exhibits 3.1 and 3.2.
 4.2(3)   Specimen Stock Certificate.
 4.3(4)   Form of Purchase Agreement, dated August 30, 2000, among
          Caliper and certain stockholders of Caliper.
 5.1(4)   Opinion of Cooley Godward LLP.
23.1      Consent of Ernst & Young LLP, independent auditors.
23.2(4)   Consent of Cooley Godward LLP. Reference is made to Exhibit
          5.1.
24.1      Power of Attorney. Reference is made to page II-5 of the
          original filing of this Registration Statement.

-------------------------
(1) Previously filed as Exhibit 3.3 to Registration Statement No. 333-88827 and incorporated by reference herein.

(2) Previously filed as Exhibit 3.4 to Registration Statement No. 333-88827 and incorporated by reference herein.

(3) Filed as the like-numbered exhibit to Registration Statement No. 333-88827 and incorporated by reference herein.

(4) Previously filed as an exhibit to this Registration Statement.